                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-81579

             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 8, 1999

                                 $1,000,000,000

[ASSOCIATES LOGO]

                   FLOATING RATE SENIOR NOTES DUE MAY 8, 2003

                             ---------------------

     Interest on the Floating Rate Senior Notes due May 8, 2003 (the "Notes") will be payable quarterly on February 8, May 8, August 8 and November 8 of each year (each an "Interest Payment Date"), commencing on August 8, 2000, and at maturity. If any Interest Payment Date would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next day that is a Business Day. The rate of interest on the Notes will be reset quarterly, and the rate of interest in effect for each Interest Period will be the Three-Month LIBOR Rate plus .25%. The Company may not redeem the Notes prior to maturity unless certain events occur involving United States taxation.

     Application has been made to list the Notes on the Luxembourg Stock
Exchange.

                                                               UNDERWRITING
                                           PRICE TO            DISCOUNTS AND         PROCEEDS TO
                                          PUBLIC(1)             COMMISSIONS           COMPANY(1)
                                        --------------         -------------         ------------
Per Note..............................       100%                 .20%                  99.80%
Total.................................  $1,000,000,000          $2,000,000           $998,000,000

(1) Plus accrued interest, if any, from May 8, 2000.

     Delivery of the Notes in book-entry form only will be made through The Depository Trust Company on or about May 8, 2000, against payment in immediately available funds. The Notes have been approved for clearance through the Clearstream Luxembourg and Euroclear systems.

     Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved these securities or determined if this Prospectus Supplement or Prospectus to which it relates is truthful and complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers:

BANC OF AMERICA SECURITIES LLC                        CREDIT SUISSE FIRST BOSTON

CHASE SECURITIES INC.         SALOMON SMITH BARNEY       WARBURG DILLON READ LLC
J.P. MORGAN & CO.                               THE WILLIAMS CAPITAL GROUP, L.P.

ABN AMRO INCORPORATED           BARCLAYS CAPITAL       DEUTSCHE BANC ALEX. BROWN
BANC ONE CAPITAL MARKETS, INC.                     SUNTRUST EQUITABLE SECURITIES

             The date of this Prospectus Supplement is May 3, 2000.

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT.

     This Prospectus Supplement and the accompanying Prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to the Company. The Company accepts full responsibility for the accuracy of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement contained or incorporated by reference herein misleading in any material respect.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K Report") and its Current Reports on Form 8-K filed January 7, February 4, February 22, March 14, March 15, April 3, April 14 and May 3, 2000 are incorporated in this Prospectus Supplement by reference. The Form 8-K filed May 3, 2000, contains supplemental financial and statistical data as of and for the years ended December 31, 1995 through December 31, 1999. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be incorporated by reference into this Prospectus Supplement and shall be deemed a part of this Prospectus Supplement from the date of the filing of such documents.

     The financial statements in this Prospectus Supplement and accompanying Prospectus, incorporated by reference to the 1999 10-K Report, have been incorporated herein in reliance on the report of Ernst & Young LLP ("Ernst & Young"), independent accountants, given on the authority of that firm as experts in accounting and auditing and have been audited by Ernst & Young to the extent indicated in their report.

     Ernst & Young have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus with the incorporation by reference herein of their report in the 1999 10-K Report on the audited financial statements of the Company for the financial years ended December 31, 1999.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference herein, will be available free of charge at the main office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-2953, Luxembourg.

                                  THE COMPANY

GENERAL

     Associates Corporation of North America, a Delaware corporation (the "Company"), is a wholly-owned subsidiary and the principal U.S.-based operating unit of Associates First Capital Corporation ("AFCC").

     The Company is a leading, diversified financial services organization providing finance, leasing, insurance and related services to individual consumers and businesses in the United States and Puerto Rico. For the year ended December 31, 1999, the Company had total revenues of $7.5 billion and net earnings of $1.1 billion. At December 31, 1999, aggregate net finance receivables were $49.8 billion, total assets were $60.2 billion and stockholders' equity was $9.3 billion. The Company's finance receivables are geographically dispersed across the United States and Puerto Rico. At December 31, 1999, 11% of such receivables were in California, 9% in Texas, 7% in Florida and 5% in North Carolina; no other individual state had more than 5%.

     Although the Company's finance operations are confined to the United States and Puerto Rico, certain subsidiaries of AFCC which are also affiliates of the Company operate outside the United States, including in Japan, Canada, the United Kingdom, Sweden, Hong Kong, Spain, India, France, Ireland, Mexico, Costa Rica and Taiwan. The Company provides certain management and other services to these foreign affiliates. The results of such foreign operations are not included in the financial or statistical information of the Company presented herein.

     At December 31, 1999, the Company had 1,520 branch offices geographically dispersed throughout the United States and Puerto Rico and employed approximately 18,000 persons.

     On December 31, 1999, AFCC contributed its wholly-owned subsidiary, Associates World Capital Corporation ("AWCC"), to the Company. The net assets of AWCC were approximately $268 million on the date of the contribution. AWCC, through its principal operating subsidiary, Associates First Capital B.V., issues unsecured debt and commercial paper which is used to fund certain international consumer and commercial finance operations of AFCC. The consolidated financial statements of the Company have been restated to reflect the results of this contribution in a manner similar to a pooling-of-interests method of accounting in accordance with generally accepted accounting principles. Upon consummation of the contribution, these restated financial statements became the historical consolidated financial statements of the Company.

PRODUCT INFORMATION

     The Company offers a variety of consumer financing products and services, including home equity and personal loans, retail sales finance and private label credit cards, and purchases participations in private label credit card receivables originated by an affiliate. The Company also offers retail and wholesale financing, and leasing for heavy-duty and medium-duty trucks and truck trailers, construction, material handling and other industrial and communications equipment, auto fleet leasing and other products and services to commercial customers. As part of these finance activities, the Company makes available to its customers credit-related and other insurance products.

     The following table shows net finance receivables outstanding attributable to the various types of financing products (in millions):

                      NET FINANCE RECEIVABLES OUTSTANDING

                                                                     AT DECEMBER 31
                                              -------------------------------------------------------------
                                                1999         1998         1997         1996         1995
                                              ---------    ---------    ---------    ---------    ---------
Home Equity Lending(1)......................  $21,800.3    $20,435.8    $17,437.3    $15,435.9    $13,190.4
Truck and Truck Trailer.....................   11,832.7     10,038.0      9,011.1      8,077.6      7,415.7
Personal Lending/Retail Sales Finance.......    7,905.2      6,566.2      6,920.6      5,786.5      4,752.7
Equipment...................................    5,398.2      4,882.1      4,899.8      4,261.4      3,729.1
Auto Fleet Leasing..........................    1,509.5      1,471.4      1,418.9      1,087.4        327.1
Credit Card(2)..............................       54.6      1,398.0      7,333.6      5,517.1      4,616.8
Manufactured Housing(3).....................       23.7         20.7         24.1      1,257.6      2,049.3
Warehouse Lending and Other(4)..............    1,242.5      1,226.3        809.1        355.4        287.2
                                              ---------    ---------    ---------    ---------    ---------
         Total..............................  $49,766.7    $46,038.5    $47,854.5    $41,778.9    $36,368.3
                                              =========    =========    =========    =========    =========

---------------

(1) In December 1999 and March 1998, the Company securitized and sold approximately $2.4 billion and $235 million of home equity lending receivables, respectively.

(2) In 1999, the Company sold to AFCC, at book value, approximately $1.7 billion of the Company's participation interest in AFCC's private label receivables. These receivables were securitized and sold by AFCC. In April 1998, the Company sold, at book value, approximately $5.2 billion of the Company's participation interest in the U.S. bankcard credit card receivables of AFCC.

(3) Prior to December 31, 1997, the Company participated in AFCC's manufacturing housing activities. On December 31, 1997, this participation was terminated and substantially all of manufacturing housing assets and liabilities were transferred, at book value, to AFCC. In January 2000, AFCC announced its intention to discontinue the manufactured housing loan origination operations of its Associates Housing Finance unit.

(4) Includes warehouse lending, government guaranteed lending and municipal finance (prior to 1997, municipal finance was included in truck and truck trailer and equipment net finance receivables).

RELATED INSURANCE PRODUCTS AND SERVICES

     The Company, through certain of its subsidiaries and other third party insurance providers, makes available various credit-related and non-credit insurance products to its finance customers. Insurance products offered to the Company's consumer finance customers include credit life, credit accident and health, accidental death and dismemberment, involuntary unemployment and personal property insurance. Insurance products offered to the Company's commercial finance customers include commercial auto and dealers' open lot physical damage, credit life and motor truck cargo insurance. In addition to insurance underwriting, the Company also receives compensation for certain insurance programs underwritten by other companies. The Company underwrites liability insurance in certain states for its commercial auto physical damage customers.

BOARD OF DIRECTORS

     Set forth below are the names, the principal occupations and directorships in non-affiliated companies (if any) of the current members of the Board of Directors of the Company, each of whose business address in his capacity as a Director of the Company is at the Company's principal executive office.

                                                           PRINCIPAL OCCUPATION
                                                              AND PRINCIPAL
NAME                                                      EXTERNAL DIRECTORSHIPS
----                                                      ----------------------
Keith W. Hughes......................  Chairman of the Board, Chief Executive Officer and Director
                                       of the Company; Director of VISA USA, Inc. and VISA
                                       International Service Association
Roy A. Guthrie.......................  Senior Executive Vice President, Chief Financial Officer and
                                       Director of the Company

                         SUMMARY FINANCIAL INFORMATION

     The following summary of certain financial information of the Company and its consolidated subsidiaries has been derived principally from information contained in the Company's 1999 10-K Report, available as described under "General Information" in this Prospectus Supplement and under "Where You Can Find More Information" in the accompanying Prospectus, and is qualified in its entirety by the detailed information and financial statements set forth therein.

                                                                  FOR THE YEAR ENDED DECEMBER 31
                                                       ----------------------------------------------------
                                                         1995       1996       1997       1998       1999
                                                       --------   --------   --------   --------   --------
                                                                          (IN MILLIONS)
REVENUE AND EARNINGS
Revenue --
  Finance charges...................................   $4,805.3   $5,580.3   $6,428.5   $5,841.5   $5,911.2
  Insurance premiums................................      325.1      354.8      370.1      383.9      371.3
  Investment and other income.......................      254.0      286.3      352.5      931.4    1,246.3
                                                       --------   --------   --------   --------   --------
                                                        5,384.4    6,221.4    7,151.1    7,156.8    7,528.8
Expenses --
  Interest expense..................................    1,979.8    2,209.4    2,550.8    2,862.8    2,948.0
  Operating expenses................................    1,417.8    1,603.3    1,842.5    1,663.4    1,768.8
  Provision for losses on finance receivables.......      729.7      963.4    1,195.6      949.4      943.2
  Insurance benefits paid or provided...............      135.7      142.9      142.1      144.0      148.4
                                                       --------   --------   --------   --------   --------
                                                        4,263.0    4,919.0    5,731.0    5,619.6    5,808.4
                                                       --------   --------   --------   --------   --------
Earnings Before Provision for Income Taxes..........    1,121.4    1,302.4    1,420.1    1,537.2    1,720.4
Provision for Income Taxes..........................      413.3      481.0      522.0      563.0      615.9
                                                       --------   --------   --------   --------   --------
Net Earnings........................................   $  708.1   $  821.4   $  898.1   $  974.2   $1,104.5
                                                       ========   ========   ========   ========   ========
Ratio of Earnings to Fixed Charges(a)...............       1.56       1.59       1.55       1.53       1.58
                                                       ========   ========   ========   ========   ========

---------------

(a) For purposes of computing the Ratio of Earnings to Fixed Charges, "earnings" represent earnings before provision for income taxes, plus fixed charges. "Fixed charges" represent interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

                                                              DECEMBER 31   DECEMBER 31
                                                                 1998          1999
                                                              -----------   -----------
                                                                    (IN MILLIONS)
BALANCE SHEET DATA
Assets:
  Cash and Cash Equivalents.................................   $ 2,720.4     $   333.3
  Investments in Debt and Equity Securities.................     1,865.9       2,666.9
  Finance Receivables, net of unearned finance income.......    46,038.5      49,766.7
  Allowance for Losses on Finance Receivables...............    (1,378.9)     (1,408.4)
  Insurance Policy and Claims Reserves......................      (763.8)       (840.8)
  Other Assets..............................................    11,217.5       9,662.4
                                                               ---------     ---------
          Total Assets......................................   $59,699.6     $60,180.1
                                                               =========     =========
Liabilities and Stockholders' Equity:
  Notes Payable, unsecured short-term
     Commercial paper.......................................   $17,157.2     $13,672.9
     Bank loans.............................................     1,070.7         990.7
  Accounts Payable and Accruals.............................     1,851.1       1,398.9
  Long-Term Debt, unsecured due within one year
     Senior.................................................     6,597.9       6,666.8
     Subordinated...........................................          --            --
     Capital................................................         0.1           0.1
  Long-Term Debt, unsecured
     Senior.................................................    25,782.3      27,746.3
     Subordinated...........................................       425.0         425.0
     Capital................................................         0.2           0.1
                                                               ---------     ---------
          Total Long-Term Debt..............................    32,805.5      34,838.3
  Stockholders' Equity......................................     6,815.1       9,279.3
                                                               ---------     ---------
          Total Liabilities and Stockholders' Equity........   $59,699.6     $60,180.1
                                                               =========     =========

                             ---------------------

     On April 14, 2000, the Company reported unaudited results for the three months ended March 31, 2000. Such results, compared to the unaudited results of operations for the similar period of the prior fiscal year, were as follows:
Revenue -- $1,859 million (2000), $1,862 million (1999); Earnings Before Provision for Income Taxes -- $409.0 million (2000), $406.7 million (1999); and Net Earnings -- $262.4 million (2000), $260.8 million (1999).

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company and its subsidiaries at March 31, 2000:

                                                                AMOUNT OUTSTANDING
                                                              -----------------------
                                                              MARCH 31        AS
                                                                2000      ADJUSTED(1)
                                                              ---------   -----------
                                                                   (IN MILLIONS)
DEBT:
  Commercial Paper and other borrowings(2)..................  $21,802.2    $20,802.2
  Senior and Senior Subordinated debt (with maturities over
     one year)..............................................   29,208.3     30,208.3
                                                              ---------    ---------
          Total Debt........................................   51,010.5     51,010.5
STOCKHOLDERS' EQUITY:
  Class B Common Stock, $100 Par Value, 2,000,000 shares
     authorized, 1,000,000 shares issued and outstanding....      100.0        100.0
  Common Stock, no par value, 5,000 shares authorized, 260
     shares issued and outstanding, at stated value.........       47.0         47.0
  Paid-in Capital...........................................    3,587.1      3,587.1
  Retained Earnings.........................................    5,826.0      5,826.0
  Accumulated Other Comprehensive Income....................      (30.0)       (30.0)
                                                              ---------    ---------
          Total Stockholders' Equity........................    9,530.1      9,530.1
                                                              ---------    ---------
TOTAL CAPITALIZATION........................................  $60,540.6    $60,540.6
                                                              =========    =========

---------------

(l) The information in the column "Amount Outstanding -- As Adjusted" is based upon the amounts outstanding at March 31, 2000, as adjusted to give effect to the proposed issuance of the Notes offered hereby and the application of the proceeds from the sale thereof (without deducting underwriting discount and expenses) to the reduction of Commercial Paper and other borrowings. See "Application of Proceeds" below. There has been no material change in the consolidated capitalization of the Company considered as a whole since March 31, 2000. Accordingly, no adjustments have been made for debt issuances and retirements in the ordinary course of the Company's financing activities subsequent to March 31, 2000.

(2) Includes $6.7 billion of long-term debt due within one year. The Company maintains credit facilities in support of its short-term borrowings. At March 31, 2000, the Company's short-term bank lines, revolving credit facilities and receivables purchase facilities with banks aggregated $11.7 billion (none of which was utilized at such date).

                            APPLICATION OF PROCEEDS

     The net proceeds from the sale of the Notes will be applied to the reduction of commercial paper and other borrowings due within one year.

                            DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes (referred to in the attached Prospectus as "debt securities") supplements the more general description of the debt securities contained in the Prospectus. If there are any inconsistencies between the information in this section and the information in the Prospectus, the information in this section controls. Investors should read this section together with the section called "Description of Debt Securities" in the Prospectus. Any capitalized terms that are defined in the Prospectus have the same meanings in this section unless a different definition appears in this section. The Company qualifies the description of the Notes by reference to the Indenture.

GENERAL

     The Notes:

     - will be senior debt of the Company;

     - will be issued as a separate series under the Indenture between the Company and the Trustee, The Chase Manhattan Bank ("Chase"), dated as of November 1, 1995;

     - will be limited in aggregate principal amount to $1,000,000,000 (subject to increase by any further issues designated as part of the same series);

     - will mature and become due and payable, at 100% of their principal amount together with any accrued and unpaid interest, on May 8, 2003;

     - will not be redeemable by the Company prior to maturity unless certain events occur involving United States taxation (see "-- Redemption for Tax Reasons"); and

     - will not be subject to any sinking fund.

INTEREST

     The rate of interest for each Interest Period (as defined below) is the Three-Month LIBOR Rate plus .25%. Such rate of interest shall be determined for each Interest Period on the second London Banking Day (as defined below) preceding the relevant Reset Date (as defined below). The "Three-Month LIBOR Rate" for an Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the LIBOR Calculation Agent (as defined below) under an interest rate swap transaction if the LIBOR Calculation Agent were acting as Calculation Agent (as defined in the ISDA Definitions) for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

          (i) the Floating Rate Option (as defined in the ISDA Definitions) is USD-LIBOR-BBA;

          (ii) the Designated Maturity (as defined in the ISDA Definitions) is three months; and

          (iii) the Reset Date (as defined in the ISDA Definitions) is the first day of that Interest Period.

     Interest on the Notes will be paid to the persons in whose names the Notes are registered at the close of business on the Business Day immediately preceding any Interest Payment Date; provided, however, that interest payable at maturity will be payable to the persons to whom the principal of such Notes shall be payable.

     Interest payments for the Notes shall be the amount of interest accrued from the date of issue or from the last date to which interest has been paid to, but excluding, the Interest Payment Date or maturity, as the case may be. Interest is computed by dividing the actual number of days in the Interest Period by 360.

     "Business Day" means any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside The City of New York, in such place of payment.

     "Interest Period" means (i) the period from and including May 8, 2000, to but excluding the first Interest Payment Date, and (ii) each successive period from and including an Interest Payment Date, to but excluding the next Interest Payment Date or at maturity, as the case may be.

     "ISDA Definitions" means the 1991 ISDA Definitions, as amended and updated as of the date hereof, published by the International Swaps and Derivatives Association, Inc.

     "London Banking Day" means any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London, England.

     "USD-LIBOR-BBA" means that the rate for a Reset Date will be the rate for deposits in U.S. Dollars for a period of the Designated Maturity which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date. If such rate does not appear on the Telerate Page 3750, the rate for that Reset Date will be determined as if the parties had specified "USD-LIBOR-Reference Banks" as the applicable Floating Rate Option. "USD-LIBOR-Reference Banks" means that the rate for a Reset Date will be determined on the basis of the rates at which deposits in U.S. Dollars are offered by the Reference Banks (as defined in the ISDA Definitions) at approximately 11:00 a.m., London time, on the day that is two London Banking Days preceding that Reset Date to prime banks in the London interbank market for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount (as defined in the ISDA Definitions). The LIBOR Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the LIBOR Calculation Agent, at approximately 11:00 a.m., New York City time, on that Reset Date for loans in U.S. Dollars to leading European banks for a period of the Designated Maturity commencing on that Reset Date and in a Representative Amount.

     Pursuant to the Notes, Chase shall be the initial "LIBOR Calculation Agent" with respect to the Notes. The LIBOR Calculation Agent will notify the Company, the Trustee and the Luxembourg Stock Exchange of each determination of the interest rate applicable to the Notes promptly after such determination is made. The Trustee will, upon the request of the holder of any Note, provide the interest rate then in effect and, if different, the interest rate which will become effective as a result of the determination made with respect to the most recent Reset Date with respect to such Note. The Trustee will not be responsible for determining the interest rate applicable to any Note. As long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, a notice announcing the interest rate for each Interest Period will be published as described under "-- Notices, Definitive Notes and Transfers" below.

PAYMENT OF ADDITIONAL AMOUNTS

     The Company will pay, subject to certain exceptions set forth below and to the Company's right of redemption for tax reasons, to a holder of a Note, such additional amounts as may be necessary in order that every net payment of the principal of and interest on any Note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon such holder, or by reason of the making of such payments, by the United States or any taxing authority thereof or therein, will not be less than the amount provided for in such Note to be then due and payable ("Additional Amounts"). The Company shall not be required, however, to make any payment for any Additional Amounts for or on account of:

          (i) any tax, assessment or other governmental charge which would not have been imposed but for (A) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, or a person holding a power over such holder if such holder is an estate or trust, or member or shareholder of, such holder, if such holder is a partnership or corporation) and the United

     States or any political subdivision or taxing authority thereof or therein, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power over, member or shareholder) being or having been a citizen or resident or treated as a resident thereof or being or having been engaged in trade or business or present therein, or having or having had a permanent establishment therein or (B) a bank receiving interest described in Section 881(c)(3)(A) of the United States Internal Revenue Code of 1986, as amended (the "Code") or (C) such holder's present or future status as a domestic or foreign personal holding company or controlled foreign corporation or passive foreign investment company or private foundation or tax exempt organization, with respect to the United States of America or a corporation which accumulates earnings to avoid United States federal income tax;

          (ii) any estate, inheritance, gift, sales, use, transfer, excise, personal property or similar tax, assessment or other governmental charge;

          (iii) any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation or administrative or judicial interpretation that becomes effective more than 30 days after the payment becomes due or is duly provided for, whichever occurs later;

          (iv) any tax, assessment or other governmental charge which is (A) payable otherwise than by withholding from payment of principal of, or interest on, such Note or (B) required to be withheld by any paying agent from any such payment, if such payment may be made without withholding by any other paying agent outside the United States;

          (v) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or any political subdivision or taxing authority thereof or therein or by an applicable tax treaty to which the United States is a party as a precondition to relief or exemption from such tax, assessment or other governmental charge;

          (vi) any tax, assessment or other governmental charge imposed on interest received by a holder or beneficial owner of a Note that is a 10% shareholder (as defined in Section 871(h)(3)(B) of the Code, and the regulations that may be promulgated thereunder) of the Company or is a controlled foreign corporation related to the Company within the meaning of
     Section 864(d)(4) of the Code; or

          (vii) any combination of items (i) through (vi);

nor shall any Additional Amounts be paid to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such Note to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

REDEMPTION FOR TAX REASONS

     Subject to the conditions described below, the Notes may be redeemed, as a whole but not in part, at the option of the Company upon not more than 60 days nor less than 30 days prior notice to the holders thereof at a redemption price equal to 100% of their principal amount, together with interest accrued, if any, to but excluding the date fixed for redemption, if on the next succeeding Interest Payment Date the Company determines that, as a result of any change in or amendment to the laws or treaties, or any regulations or rulings promulgated thereunder, of the United States affecting taxation, or any proposed change in such laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of such laws, treaties, regulations or rulings (including a holding by a court of competent jurisdiction in the United States affecting taxation) which change or amendment is made effective or is proposed on or after the original issue date of the Notes, or any other action predicated on such amendment or change taken by any taxing authority or court of competent jurisdiction in the United States or the official proposal of such action, whether or not such action or proposal was taken or made with respect to the Company, the Company has or will become obligated to pay Additional Amounts on any Note and such obligation cannot be avoided by the Company by any reasonable measures available to it which (in the good faith opinion of the Company) will not have a material adverse impact on the conduct of its business. Prior to the giving of any such notice of redemption, the Company shall deliver to the Trustee (i) a certificate stating that it is entitled to effect such redemption and setting forth a supportive statement of facts and (ii) a written opinion of independent legal counsel of recognized standing to such effect based upon such statement of facts. In addition, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts were a payment in respect of the Notes then due.

BOOK-ENTRY NOTES -- REGISTRATION, TRANSFER AND PAYMENT OF INTEREST AND PRINCIPAL

  The Depositary, Clearstream Luxembourg and Euroclear

     Upon issuance, the Notes will be represented by one or more fully registered global notes (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto (the "Depositary"), as Depositary, and registered in the name of Cede & Co. (the Depositary's partnership nominee). Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary. Investors may elect to hold interests in the Global Notes through either the Depositary (in the United States) or Clearstream Banking, societe anonyme ("Clearstream Luxembourg"), and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") (in Europe), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof.

     So long as the Depositary, or its nominee, is a registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, the actual owners of the Notes represented by a Global Note (the "Beneficial Owners") will not be entitled to have the Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture, including for purposes of receiving any reports delivered by the Company or the Trustee pursuant to the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary (a "Participant"), on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by the Depositary to Participants, by Participants to Indirect Participants, as defined below, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     The Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor depositary is not appointed by the Company within 90 days, the Company will issue individual definitive Notes in exchange for all the Global Notes representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by Global Notes and, in such event, will issue individual definitive Notes in exchange for all the Global Notes representing the Notes. Individual definitive Notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral of $1,000 and registered in such names as the Depositary shall direct.

     The following is based on information furnished by the Depositary:

     The Depositary will act as securities depositary for the Notes. The Notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's partnership nominee). One or more fully registered Global Notes will be issued for each series of Notes in the aggregate principal amount of such series, and will be deposited with the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its Participants deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the records of Direct Participants and Indirect Participants. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except as provided above.

     To facilitate subsequent transfers, all Notes deposited with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depositary mails an omnibus proxy to the Company as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal, Additional Amounts, if any, and/or interest payments on the Notes will be made in immediately available funds to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, Additional Amounts, if any, and/or interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

     Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations ("Clearstream Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

     Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

  Global Clearance and Settlement Procedures

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between the Depositary Participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the Depositary.

     Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and will be credited the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a Depositary Participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

     Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

NOTICES, DEFINITIVE NOTES AND TRANSFERS

     Notices to holders of the Notes will be sent by mail to the registered holders and, so long as the Notes are listed on the Luxembourg Stock Exchange, will be published in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

     In the event definitive Notes are issued, the holders thereof will be able to receive payments thereon and effect transfers thereof at the offices of Chase Manhattan Bank Luxembourg S.A. or its successor as paying agent in Luxembourg with respect to the Notes. The Indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive Note, so long as the applicant shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless and such evidence of ownership of such Note as they may require.

     The Company has appointed Chase Manhattan Bank Luxembourg S.A. as a paying agent in Luxembourg with respect to the Notes, and as long as the Notes are listed on the Luxembourg Stock Exchange, the Company will maintain a paying agent in Luxembourg and any change in the Luxembourg paying agent will be published in Luxembourg.

     As provided in the Indenture and subject to certain limitations therein set forth, the Notes are transferable, in whole or in part, upon surrender of the Notes for registration of transfer at the corporate trust office of the Trustee in The City of New York, or, in the event definitive Notes are issued and so long as the Notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to the Company and the securities registrar, and thereupon one or more new Notes, for the aggregate principal amount being transferred, will be issued to the designated transferee, and a new Note for any amount not being transferred will be issued to the transferor.

FURTHER ISSUES

     The Company may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking pari passu with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes.

GOVERNING LAW

     The Indenture and the Notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     Chase is the trustee for various other series of debt securities which the Company has issued under the Indenture. Additionally, Chase is the trustee for other debt securities which the Company issued under indentures originally executed by Manufacturers Hanover Trust Company and Chemical Bank. The Company also uses Chase for other banking services in the normal course of its business. Chase is an affiliate of Chase Securities Inc., one of the Underwriters.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material United States federal income tax consequences of the ownership of Notes as of the date hereof. Except where noted, it deals only with Notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding Notes as a part of a hedging, conversion or constructive sale transaction or a straddle or holder of Notes whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PAYMENTS OF INTEREST

     Except as set forth below, interest on a Note will generally be taxable to a United States Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. The Notes provide for stated interest at a qualified floating rate throughout the term thereof. Accordingly, the Notes qualify as a "variable rate debt instrument" under the original issue discount Treasury Regulations and will generally not be treated as having been issued with original issue discount. As used herein, a "United States Holder" of a Note means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Code. A "Non-United States Holder" is a holder that is not a United States Holder.

SALE, EXCHANGE AND RETIREMENT OF NOTES

     A United States Holder's tax basis in a Note will, in general, be the amount the United States Holder paid for such Note. Upon the sale, exchange, retirement or other disposition of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Note. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

TAX CONSEQUENCES OF SATISFACTION AND DISCHARGE

     In that event the Company discharges its obligations under the Notes, pursuant to satisfaction and discharge provisions of the Indenture, under current United States federal income tax law, such a discharge would likely be treated as a taxable exchange of the Notes for an interest in the trust created pursuant to discharge provisions of the Indenture. As a consequence, a United States Holder of the Notes would recognize gain or loss equal to the difference between the holder's cost or other tax basis for such Notes and the value of the holder's interest in the trust, and thereafter, would be required to include in income the holder's share of the income, gain or loss of the trust. The amount so required to be included in income could be a different amount and includable in income at different times than would be includable in the absence of a discharge under the Indenture. The gain, if any, resulting from a discharge under the Indenture would generally not be taxable to a Non-United States Holder who holds the Note as a capital asset under the circumstances outlined below. Furthermore, following discharge, the Notes might be subject to withholding, back-up withholding and/or information reporting. You should consult your own tax advisors as to the specific consequences to you of discharge under the Indenture.

NON-UNITED STATES HOLDERS

     Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-United States Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code, (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder and (v) such interest is not considered contingent interest under section 871(h)(4)(A) of the Code and the regulations thereunder;

          (b) no withholding of United States federal income tax will be required with respect to any gain or income by a Non-United States Holder upon the sale, exchange, retirement or other disposition of a Note; and

          (c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 2000 with respect to an offshore account or through certain foreign intermediaries.

     If a non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest made to such non-United States Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States Holders will generally be required to provide IRS Form W-8 BEN in lieu of IRS Form 1001 and IRS Form W-8 ECI in lieu of IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If a non-United States Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, the non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest on a Note will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in a taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal and interest paid on Notes and to the proceeds derived from the sale of a Note paid to United States Holders other than certain exempt recipients (such as corporations). A 31 percent backup withholding tax will apply to such payments if the United States Holder (i) fails to provide a taxpayer identification number (which for an individual would be his or her social security number) to the payor in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (a)(iv) under "Non-United States Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

     In addition, backup withholding and information reporting will not apply if payments of the principal or interest on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, after December 31, 2000, if such nominee, custodian, agent or broker is a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal and interest on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The Company and the Underwriters named below have entered into an underwriting agreement dated May 3, 2000. Under the underwriting agreement, the Company has agreed to sell, and each Underwriter has severally agreed to purchase, the amount of the Notes set forth opposite its name.

                                                              PRINCIPAL AMOUNT
UNDERWRITERS                                                      OF NOTES
------------                                                  ----------------
Banc of America Securities LLC..............................   $  425,000,000
Credit Suisse First Boston Corporation......................      425,000,000
Chase Securities Inc. ......................................       20,000,000
J.P. Morgan Securities Inc. ................................       20,000,000
Salomon Smith Barney Inc. ..................................       20,000,000
Warburg Dillon Read LLC ....................................       20,000,000
The Williams Capital Group, L.P. ...........................       20,000,000
ABN AMRO Incorporated ......................................       10,000,000
Banc One Capital Markets, Inc. .............................       10,000,000
Barclays Capital Inc. ......................................       10,000,000
Deutsche Bank Securities Inc. ..............................       10,000,000
SunTrust Equitable Securities Corporation ..................       10,000,000
                                                               --------------
          Total.............................................   $1,000,000,000
                                                               ==============

     Banc of America Securities LLC and Credit Suisse First Boston Corporation are acting as joint book-running managers in connection with the offering of the Notes.

     The obligations of the Underwriters to purchase the Notes are subject to certain conditions. If any of the Notes are purchased, the Underwriters will be obligated to purchase the entire principal amount of Notes. The underwriting agreement provides that, if an Underwriter defaults, the purchase commitments of non-defaulting Underwriters may be increased or the offering of such Notes may be terminated.

     The Underwriters have advised the Company that they initially propose to offer the Notes to the public at the price stated on the cover page of this Prospectus Supplement and to certain dealers at a price less a concession of no more than .12% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount of no more than .10% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may change the public offering price, the concession to selected dealers and the allowance to other dealers.

     The Company estimates that its out-of-pocket expenses for this offering will be approximately $800,000.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have provided investment and commercial banking services to the Company. The Underwriters and their affiliates may provide such services in the future.

     Application has been made to list the Notes on the Luxembourg Stock Exchange. There can be no assurance that such listing will be obtained. The Notes have been approved for clearance through the Clearstream Luxembourg and Euroclear systems.

     The Notes are a new issue of securities with no established trading market. One or more of the Underwriters presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated to make a market in the Notes, and they may discontinue such market making at any time in their sole discretion. Accordingly, there may not be adequate liquidity or adequate trading markets for the Notes.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

     Each Underwriter has agreed that it has not offered or sold, and prior to the date that is six months after the date of issue of the Notes it will not offer or sell, any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each Underwriter has agreed that it has and will continue to comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom. Furthermore, each Underwriter has agreed that it has only issued or passed on and will only issue or pass on in the United Kingdom this Prospectus Supplement (or any other document received by it in connection with the issuance of the Notes) to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom this Prospectus Supplement or such other document may otherwise lawfully be issued or passed on.

     Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the Notes directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Company except as set forth in the underwriting agreement.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page.

     The Underwriters are offering the Notes subject to prior sale and their acceptance of the Notes from the Company. The Underwriters reserve the right to reject any order in whole or in part.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of the Company and a legal notice relating to the issuance of the Notes have been deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and the Company's 1999 10-K Report, as well as all other documents incorporated by reference herein including future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, so long as the Notes are listed on the Luxemburg Stock Exchange, will be made available at the main office of Banque Internationale a Luxembourg in Luxembourg. In addition, copies of such Annual Reports, Quarterly Reports, Current Reports and any other reports referred to under "Where You Can Find More Information" in the accompanying Prospectus may be obtained free of charge at such office.

     The Indenture provides that the Company, Trustee or holders of not less than 10% in aggregate principal amount of Notes then outstanding may convene a meeting of the holders of Notes to consider matters affecting their interests. Notice of such meeting shall set forth in general terms the action proposed to be taken at such meeting and shall be given not less than 20 nor more than 90 days prior to the date fixed for the meeting. Modifications and amendments to the Indenture or to the terms and conditions of the Notes may be made, and future compliance therewith or past default by the Company may be waived, either with the written consent of the holders of at least 66 2/3% in aggregate principal amount of the Notes outstanding or by the adoption of a resolution at a meeting of holders of the Notes of such series by at least 66 2/3% in principal amount of the Notes represented and voting at such meeting. At any meeting of holders, the quorum required is the presence of persons holding or representing Notes in an aggregate principal amount sufficient to take action on the particular matter before the meeting.

     Other than as disclosed or contemplated herein or in the documents incorporated by reference, to the best of the Company's knowledge and belief, there has been no material adverse change in the financial position of the Company on a consolidated basis since December 31, 1999.

     Other than as disclosed or contemplated herein or in the documents incorporated by reference, to the best of the Company's knowledge and belief, the Company is not a party to any legal or arbitration proceedings (including any that are pending or threatened) which may have, or have had, since December 31, 1999, a significant effect on the Company's consolidated financial position.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of the Company on June 25, 1999 and the Special Committee thereof on May 3, 2000.

     The Notes have been assigned CUSIP No. 046003KH1, Euroclear and Clearstream Luxembourg Common Code No. 011131620 and ISIN No. US046003KH17.

                                  THE COMPANY

                    ASSOCIATES CORPORATION OF NORTH AMERICA
                           250 East Carpenter Freeway
                            Irving, Texas 75062-2729

                            TRUSTEE AND PAYING AGENT

                            THE CHASE MANHATTAN BANK
                     450 West 33rd Street, Fifteenth Floor
                            New York, New York 10001

                            LUXEMBOURG PAYING AGENT

                      CHASE MANHATTAN BANK LUXEMBOURG S.A.
                                 5 Rue Plaetis
                                     L-2338
                                   Luxembourg

                                 LEGAL ADVISORS

             To the Underwriters                               To the Company
           as to United States Law                         as to United States Law
   LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.                 FREDERIC C. LISKOW, ESQ.
            125 West 55th Street                Vice President and Assistant General Counsel
          New York, New York 10019

                                    AUDITORS

                                 To the Company
                               ERNST & YOUNG LLP
                      2121 San Jacinto Street, Suite 1500
                              Dallas, Texas 75201

                                 LISTING AGENT

                       BANQUE INTERNATIONALE A LUXEMBOURG
                                69 route d'Esch
                                     L-2953
                                   Luxembourg

             ------------------------------------------------------
             ------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Incorporation of Information We File
  with the SEC........................   S-2
The Company...........................   S-3
Summary Financial Information.........   S-5
Capitalization........................   S-7
Application of Proceeds...............   S-8
Description of the Notes..............   S-8
Certain United States Federal Income
  Tax Considerations..................  S-16
Underwriting..........................  S-19
General Information...................  S-20

PROSPECTUS
About This Prospectus.................     2
Where You Can Find More Information...     2
Incorporation of Information We File
  with the SEC........................     2
Associates Corporation of
  North America.......................     3
Ratio of Earnings to Fixed Charges....     4
Application of Proceeds...............     4
Description of Debt Securities........     4
Description of Warrants...............    10
Plan of Distribution..................    11
Legal Opinions........................    12
Experts...............................    13

                             ---------------------

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                                 $1,000,000,000

[ASSOCIATES LOGO]

                           FLOATING RATE SENIOR NOTES
                                DUE MAY 8, 2003

                             PROSPECTUS SUPPLEMENT

                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON

                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.
                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC
                        THE WILLIAMS CAPITAL GROUP, L.P.

                             ABN AMRO INCORPORATED
                         BANC ONE CAPITAL MARKETS, INC.
                                BARCLAYS CAPITAL
                           DEUTSCHE BANC ALEX. BROWN
                         SUNTRUST EQUITABLE SECURITIES

                                  MAY 3, 2000

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